Mail Stop 0309

									April 20, 2005


Fredric P. Zotos
President and Chief Executive Officer
Pathogenics, Inc.
99 Derby Street - Suite 200
Hingham, MA  02043


Re:  	Pathogenics, Inc.
Form SB-2 Registration Statement
	File No. 333-123431


Dear Mr. Zotos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. When you file your first pre-effective amendment to this registration statement, you will need to comply with the plain English requirements of Rule 421 of Regulation C. Among the matters you need to address are the improper use of capitalization, excessive use of parenthetical phrases, the inclusion of defined terms, improper use of acronyms, excessively long sentences, legalistic and overly complex explanations, highly technical business terminology and the inclusion of complex information copied directly from legal documents. Please revise your entire document accordingly.

Prospectus Cover Page

2. Information presented on the cover page should be limited to the information specified in Item 501(a) of Regulation S-B.
Accordingly,
please delete all but the first sentence of the first paragraph, the second paragraph, and the fourth paragraph. The deleted information appears to belong in the "Plan of Distribution" portion of the document instead.

3. Please tell us how the selling shareholders determined that they would sell the stock at a price of $0.10 per share.

4. Please tell us whether you believe the $0.10 per share price represents or did represent the fair value of your common stock. In addition, please tell us what the fair value of your common stock was when you issued the convertible preferred stock. Finally, for each of the above, please describe to us how you determined the fair value of your common stock.

5. Please state that the selling shareholders are underwriters and provide the information specified for underwriters in Item 501.

Prospectus Summary - page 5

6. Please provide us with written factual documentation for each of the factual or statistical claims you make in the fourth and fifth paragraphs of page 5. You should mark the documents to show the location of the specific information you are relying on. We may have additional comments after reviewing the material.

7. In the last paragraph of page 5 you state that you are currently
"developing" N-Chlorotaurine. Please expand the disclosure to explain what your current development activities consist of. Also, please explain what a "Phase II clinical pilot study" is.

8. Currently, the summary does not contain a balanced presentation of your company and its operations. You need to balance your discussion by briefly discussing the principal problems and risks your company faces. These would include, for example, your lack of financing, that you are newly organized, the minimal extent of your product development to date, lack of revenues, etc.

9. Please revise the disclosure to clearly distinguish what you have done in the past and what you are doing now from what you hope to do in the future. Your current disclosure makes it appear that what you hope to do in the future is actually occurring in the present. Where similar disclosure appears elsewhere in the prospectus, you should make parallel changes.

10. Please revise the last paragraph on page 5 to clarify whether you have conducted or paid for the clinical pilot studies and when and where they were conducted. In this regard, we have noted the limited expenses you incurred during the past two years.

11. Please revise the first paragraph of page 6 to describe the consulting services provided by Mr. Mackey. Also disclose when the shares were issued.

12. We note that you are selling the convertible preferred stock in a number of "tranches," and that most of the convertible preferred stock you are going to issue privately to the selling shareholders has not yet been issued. Please tell us the legal and factual basis for your belief that you completed your private placement of the convertible securities prior to filing this registration statement.

13. It appears that this filing is a registration for resale of the securities underlying convertible securities you will issue in a delayed private offering of the convertible securities. We do not consider the registration of such securities to be a valid secondary offering, even if the price and number of shares to be issued is set.
Please provide us with your analysis of the legal and factual basis permitting the registration of the underlying securities at the present time. We may have further comment after reviewing your response.

14. Disclose the aggregate number of shares of common stock that the convertible preferred shares may be converted into and the date on which the preferred is convertible.

15. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If so, they should also be identified as such in the filing.

Risk Factors - page 7

16. In this section and elsewhere in the registration statement you state that you "cannot assure you that," "there can be no assurance that," "there is no assurance that," and "the Company can give no assurances that" various things will or will not happen. Statements such as these are legalistic and redundant. Please delete them. Instead, please be certain that you have adequately explained why you cannot make the assurance or prediction.

17. Additionally, describe the consequences if the event(s) that you cannot assure or predict will occur do not occur. For example:

* On page 8, you state that you cannot assure that the registration statement will be effective by June 18, 2005. Please revise to discuss the amount of the penalty you could incur and what would happen if you do not have the funds to pay for it. Also discuss what would happen if you abandoned your business plan.

18. Many of your risk factor subheadings are simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. You will need to revise them so that they do. In addition, the subheading should accurately summarize the content of the body of the risk factor. The subheading should not be repeated in the body of the risk factor. Each subheading should be a complete sentence using proper capitalization and punctuation. Here are some examples of subheadings that need to be revised:

* "Risk of continuing our operations without additional financing and/or in the event we are forced to pay penalties to the convertible preferred stock holders" - page 8

* "The Company may be forced to pay penalties in connection with the registration of the convertible preferred stock" - page 8

* "To develop NCT and/or other technologies we may in-license in the
future, we may need to enter into collaborative agreements with other
companies which may limit our control of our technologies" - page
9

* "We will need government approval before we will be able to market
N-Chlorotaurine or other technologies the company may choose to develop in the future" - page 11

* "Our industry is competitive and as such competitive pressures could prevent us from obtaining profits" - page 12

Risk of continuing our operations without additional financing and/or in the event we are forced to pay penalties to the convertible preferred stock holders - page 8

19. Please disclose what will happen if the five companies do not follow through on their purchase commitments.

20. Disclose and quantify the amount of dividends you will owe on the convertible preferred stock and whether you intend to pay them in cash or additional shares of stock.

21. Please revise the risk factor to discuss the amount of funds currently on hand, your commitments for expenditures, and the factual basis for your belief that the funds from the privately placed securities will be adequate to continue your operations until the fourth quarter of 2005. Quantify the disclosure to the extent practicable. In addition, disclose the specific purposes to which you will put the proceeds of the private placement and how this will enable you to implement your business plan.

22. You say that there is a risk you will not be able to meet your current and future liabilities and remain in operation until you receive the additional money from the subsequent sales of convertible preferred stock. Please discuss this situation in greater detail.

23. We note further that while the sales of preferred stock may bring in $275,000, your CEO`s salary is $200,000 and the offering expenses are estimated to be $38,000. In view of your rent and other expenses, including Mr. Mackey`s consulting agreement, it does not appear that there will be any funds available for research and development. Please address this in the risk factor, the Use of Proceeds section of the document and Management`s Discussion and Analysis as appropriate.

The company may be forced to pay penalties in connection with the registration of the convertible preferred stock - page 9

24. Please revise the risk factor to eliminate any risk that can no longer occur, such as the possibility you wouldn`t file the registration statement by March 18, 2005.

25. Please quantify the amount of penalties you could be required to pay and disclose whether you currently have sufficient funds to pay them.

Our independent public accounting firm has expressed substantial doubt as to whether our company can continue as a going concern - page 9

26. In the second sentence of the risk factor you say that "these factors among others" indicate that you may be unable to continue as a going concern. Please revise the risk factor to identify these "other" factors. Also, discuss how you intend to "generate sufficient cash flow to conduct...operations" and how you intend to obtain additional sources of capital and financing.

We lack an operating history which you can use to evaluate us, making investment in our company risky - page 9

27. Please delete the term "long standing" from the first sentence of the risk factor.

Use of Proceeds - page 13

28. Please disclose the amount of proceeds from the sale of the convertible preferred stock that will be used for each of the identified purposes. Please also disclose whether additional funds will be necessary to carry out these activities, and if so, an estimate of the amount and the anticipated source of funds you will use for them.

Interest of Named Experts and Counsel - page 18

Experts - page 18

29. Please consider whether it is appropriate to mention the financial statements as of December 31, 2003, as there is no balance sheet presented as of that date. In addition, please provide disclosure addressing the periods from each company`s inception through December 31, 2004.

License Agreement for Patent Rights - page 24

30. Please provide a chronology of the development of the rights under the license since October of 2001. That is, describe the development activities that have been undertaken, when they occurred and by whom.

31. Please clarify how the agreement was assigned to the company effective in December 2002 at which time the company`s charter was revoked.

32. Please state whether the licensors have agreed to the assignment to Pathogenics, Inc.

Business - page 25

33. Please explain what the following terms mean: "novel endogenous anti-infective," "rhinosinusitis," "viral conjunctivitis" and
"crural
ulcers."

34. Please disclose the factual basis for your belief that NCT represents a "unique and optimal compromise between sufficient microbicidal activity and low toxicity and is therefore ideally suited for the local treatment of infections in humans" and that it has "several significant advantages over existing therapies."

Background:  Infectious Diseases - page 25

35. The connection between your proposed product and the information cited in this section is unclear. For example, in the paragraph above this section, you indicate that your proposed product has shown
"an affect[sic]" in rhinosinusitis, viral conjunctivitis, otitis externa and crural ulcers. Are you suggesting that these are among
"the world`s leading cause[s] of premature death?" You also appear to be suggesting that these infections are causing increases in deaths in the U.S. Please either draw a connection between the discussion of your proposed product, or delete this section.

36. It is unclear why you are citing information from 1987-1992 and sources published in 1998 and 2000. Please tell us why this information is relevant in 2005 and why you are not relying on more current information.

37. If you continue to include this information in the document, please provide us with a copy of each article marked to show the location of the information you are relying on.

Potential Market for NCT - page 26

38. It is unclear why you are citing sales information from 1996 and projections made in 2000 or earlier as support for your claims. Please revise the document to provide current information. Also, provide us with a copy of the supporting document, marked to show the location of the information you are relying on.

Antimicrobial Resistance - page 26

39. Please provide us with copies, marked to show the location of the information you are relying on, of each article cited on pages 26-27.

N-Chlorotaurine - page 28

40. Currently, the disclosure in this section contains a great deal of technical jargon which is not likely to be familiar to readers outside your industry. Please revise it to replace technical jargon with plain English explanations wherever possible. For example, we do not understand why you refer to "leukocytes (white blood cells) and erythrocytes (red blood cells)." The technical jargon is unnecessary because you can simply refer to red and white blood cells without including the jargon. When that is not possible, please explain what each term means at the first place it appears. Here are some examples:

* "main long-lived oxidant produced by human granulocytes and monocytes"
* "innate immunity"
* "endogenous antiseptic"
* "NCT derivatives"
* "oxidizing mechanism of action"
* "cytotoxicity"
* "endothelial cells"
* "pharma-screening"
* "formulation development program"
* "active halogen compounds"
* "endogenous amino acid derivative"
* "genotoxicity screening"

41. Please expand the discussion in the fourth paragraph of page
28
to explain the significance of the screening results. Also, explain what you mean by the phrase "revealed no signs for biological activity."

42. We do not understand your references to "Phase I" and "Phase II" in the last paragraph of page 28. Please explain what activities each term refers to. We note that you have not applied for FDA approval of any clinical testing, so we are concerned that the use of these terms may confuse readers of the document.

43. In the first paragraph of page 32, you discuss approval timelines for drugs approved in 1992. We do not consider this information to be meaningful in 2005. Please replace it with current information.

44. Please disclose and discuss your timeline and the costs inherent in submitting the application for an IND. Also discuss your timeline and the costs involved in preparing and submitting an NDA, including the clinical testing process.

Patents, Trademarks and Licenses - page 33

45. Please explain what a "priority date" is.

Management`s Discussion and Analysis - page 34

46. Please expand the discussion in the second paragraph of page
35
to provide a reasonably detailed discussion of the costs involved in these activities, your financial commitments to carry out the activities and the anticipated sources of funds to implement the activities. Please quantify the disclosure to the extent practicable.

Liquidity and Capital Resources - page 37

47. You state that that cash and cash equivalents increased by $45,076 at December 31, 2004 due to the receipt of proceeds of $45,000 from the issuance of preferred shares. We understand from the disclosure elsewhere in the document, that the preferred shares were not issued until February 18, 2005. Please reconcile the discrepancies.

48. Please disclose how long you can satisfy your cash requirements and whether you will need to raise funds in the next twelve months.
Please consider your belief, on page 8, that you had enough money to continue your business operations until the fourth quarter of 2005, assuming that you receive the $50,000 for filing this registration statement.

49. Please discuss the terms of the following agreements and quantify
the extent to which they may impact your cash requirements and need
to raise funds:  (a) the license agreement for patent rights that was
disclosed on page 24; (b) the Consulting Agreement that was
disclosed
on page 20, and (c) the lease agreement entered into on March 1,
2005
that was disclosed on page 38. Please see Item 303(a)(1)(i) of Regulation S-B.

50. Please consider expanding this discussion to summarize the significant matters disclosed on page 8, under: (a) "Risk Of Continuing Our Operations Without Additional Financing And/Or In The
Event We Are Forced To Pay Penalties To The Convertible Stockholders"; and (b) "The Company May Be Forced To Pay Penalties In
Connection With The Registration Of The Convertible Preferred
Stock".

51. We note your discussion about the Company "taking steps in an attempt to raise equity capital and/or to borrow additional funds."
Please supplement your discussion to include possible limitations and restrictions on such efforts caused by the restrictions and covenants associated with the issuance of the Convertible Preferred Stock.

52. Please include disclosure of the Independent Public Accounting Firm`s Opinion on Tyrol Therapeutics, LLC raising "substantial doubt about its ability to continue as a going concern".

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

53. We note that your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief
Executive Officer to material information relating to the Company required to be included in your periodic SEC filings. Please revise your disclosures to clearly state whether your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15, were effective, as the definition of disclosure controls and procedures would appear to encompass more than just the timely alerting of material information. Otherwise, please tell us how your disclosures comply with Item 307 of Regulation S-B.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction to the Unaudited Pro Forma Condensed Combined
Financial
Statements, page 41

54. Please expand your Introduction to include a discussion of your
Pro Forma presentation of the issuance of the Convertible
Preferred
Stock.

Unaudited Pro Forma Condensed Combined Balance Sheets, page 43

55. In light of the Redemption features (pages 62-67) associated with the Convertible Preferred Stock, please supplementally provide us with documentation to support how you overcame the provisions of EITF
Topic D-98 that would require classification of this issuance of securities outside of permanent Shareholders` Equity. Please cite the specific authoritative literature (by pronouncement and paragraph) that supports your conclusions.

Unaudited Pro Forma Condensed Combined Statements Of Expenses,
page
44

56. Please revise the columnar format to include an Adjustment Column and include the Preferred Dividends as an Adjustment in that column.
Further, please revise the Pro Forma Balance Sheet to include this same adjustment as an Accrued Expense for Preferred Dividends.

57. Please delete the Unaudited Pro Forma Condensed Combined
Statements Of Expenses for the Period November 19, 2002 Through
December 31, 2004, in accordance with Item 310(d)(2)(i) of
Regulation
S-K.

58. Please revise the line items "Weighted average shares outstanding used in per share computations" and "Net loss per share" to include the common shares issued to Tyrol Therapeutics, LLC members in connection with its purchase under the "Agreement and Plan of Reorganization".

Notes To Unaudited Pro Forma Condensed Consolidated Financial
Statements, page 45

59. Please expand your footnote disclosure to include pertinent information about the Pro Forma Balance Sheet and Income Statement presentation of the issuance of Convertible Preferred Stock and Preferred Dividends associated therewith including its features, penalties provisions, covenants and liquidation preferences.

Financial Statements of Pathogenics, Inc.

Report of Independent Registered Public Accounting Firm, page 49

60. Please tell us whether the independent registered public accounting firm, as of the date of their report, believed that there was substantial doubt about the ability of Pathogenics, Inc. to continue as a going concern. If so, please include a report, revised by them, that clearly states this belief. Otherwise, please justify to us how the last paragraph of the report complies with the standards of the Public Company Accounting Oversight Board (United States).

Financial Statements of Tyrol Therapeutics, LLC

Report of Independent Registered Public Accounting Firm, page 55

61. Please include a report, revised by the independent registered public accounting firm, opining on the period from inception through
December 31, 2004.

Notes To Consolidated Financial Statements, page 60

62. Please tell us how you have accounted for the retainer paid to Mr. Mackey and explain how it complies with GAAP.

63. Please add a note regarding the key elements of this License Agreement discussed on page 24, including details on contingent future payments to both the "Licensors" and Atlantic Technology Ventures, Inc. In addition, if either Mr. Zotos or Mr. Ferrari were shareholders in Atlantic at any point during the term of the License
Agreement, please disclose this fact and the extent of their ownership in Atlantic. Finally, please ensure that you have fully complied with the disclosure requirements of SFAS 57, for both this agreement and all other related party relationships and transactions.

64. Please include a note discussing all events that require disclosures in the financial statements to keep them from being misleading that have occurred after year-end. Please see AU
Section
560.05 and 08.

Plan of Distribution - page 69

65. It is unclear to us how your sales of convertible securities to the selling shareholders during the period subsequent to effectiveness of the registration statement will comply with Regulation M. Please explain.

Exhibit 23.1 - Consent of Independent Registered Public Accounting
Firm

66. In the updated consent that you provide, please have the independent registered public accounting firm also refer to the financial statements as of December 31, 2004.

Selling Stockholders - page 69

67. Please disclose, in the footnotes to the table, the name and address of the natural person who is the beneficial owner of the securities being sold by each entity listed in the table.

Signatures

68. Please identify and include the signature of the controller or chief accounting officer.




*	*	*	*	*



 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact James Peklenk at 202-824-5343 or Oscar Young at
202-942-2902 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-942-1864 or me at 202-942-1840 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	David M. Loev, Esq.
	2777 Allen Parkway - Suite 1000
	Houston, TX  77019
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Fredric P. Zotos
Pathogenics, Inc.
April 20, 2005
Page 14